There are a total of 10 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto. The Exhibit index page is contained on page ___ of this document.



02029933

P.E 4-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



PROCESSING
05 2002

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

MAGIC SOFTWARE ENTERPRISES LTD.
(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X



MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated April 2, 2002.

2. Magic Software Enterprises Ltd. Press Release dated April 4, 2002.

Item 1

Tuesday April 2, 9:11 am Eastern Time

Press Release

SOURCE: Magic Software Enterprises

Magic Software Enterprises Announces Initiative To Migrate HP e3000 Users To IBM eServer Platforms

IRVINE, Calif.--(BUSINESS WIRE)--April 2, 2002--Magic Software Enterprises (Nasdaq: MGIC - news), a leading provider of state-of-the-art technology and business solutions, announced today an initiative to migrate HP e3000 customers to IBM eServer systems.

This includes both corporate users and Independent Software Vendors (ISVs) who develop applications for the HP e3000 platform. As part of this initiative, Magic Software will provide migration assessments and support in the incremental migration and integration of applications from the HP e3000 to IBM eServer iSeries and pSeries platforms.

HP announced last November that it would cease support for the MPE/ix operating system and stop offering processor upgrades by October 2003. Industry analysts estimate that up to 30,000 customers may decide to move off of the HP e3000 platform to an alternative server. The support issue coupled with concerns in the HP community regarding the upcoming merger with Compaq, is said to be source of major concern for HP customers.

``We are well prepared to help companies move their applications off the HP e3000 platform to one of the IBM eServer platforms," said David Leichner, vice president worldwide marketing for Magic Software. ``We will provide the products, services and most importantly, the experience necessary to migrate and modernize these critical business applications."

Magic Software will work closely with IBM and the global partner network of Magic Solution Partners to provide customers with a smooth migration path from the HP e3000 to IBM eServer platforms. The company has years of experience developing, migrating and integrating applications on IBM systems. Most products from Magic Software, including Magic eDeveloper (http://www.magicsoftware.com/edeveloper), the company's flagship development environment and Magic eMerchant, its award winning e-business platform (http://www.magicsoftware.com/emerchant), have received IBM Server Proven validation and the highest ranking by IBM technical teams for adherence to the IBM e-business framework.

``IBM has a successful track record of migrating customers from competitive and legacy platforms," said Buell G. Duncan, general manager, IBM eServer iSeries. ``We look forward to working together with partners such as Magic Software to provide these customers complete solutions on a secure, reliable server that will serve their current and future computing needs."

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Systems group (Nasdaq: FORTY - news), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

Formula Systems is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

The IBM eServer brand consists of the established IBM e-business logo with the following descriptive term ``server'' following it.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

Magic Software Enterprises, Irvine
David Leichner, 949/253-9299
email: davidl@magicsoftware.com

Item 2

Thursday April 4, 9:02 am Eastern Time

Press Release

SOURCE: Magic Software Enterprises

Magic Software Targets IBM Software and Hardware Partners with Enhanced Channel Program

Program Designed To Help Increase Revenues and Provide Rapid Return On Investment

IRVINE. Calif.--(BUSINESS WIRE)--April 4, 2002--Magic Software Enterprises (Nasdaq:MGIC - news), a leading provider of application development technology and business solutions, announced today the launch of its channel expansion campaign and enhanced Magic Solution Partners (MSPs) program. This program is designed to help increase revenues and return on investment for IBM software and hardware partners, VARs, consultants and system integrators, through the use of Magic eDeveloper (www.magicsoftware.com/edeveloper), the company's flagship development environment and Magic eMerchant (www.magicsoftware.com/emerchant), its award winning e-business platform.

Consisting of a very appealing membership incentive program, this partner recruitment drive is targeted to recruit, train and mentor a large number of solution partners, who base their business on IBM eServer platforms and databases. This program also targets hardware partners who would like to increase sales of hardware through increased application development efforts. Additional information regarding the enhanced MSP program can be found on the Magic Software web site (www.magicsoftware.com/partners/programs).

Software Partners

Magic Software has provided enabling technology and business solutions to IBM customers since 1995. Magic offers IBM software partners, consultants and integrators a superior technology, Magic eDeveloper, for developing and deploying business-critical applications. Magic eDeveloper provides developers and business users with Rapid Return on Investment and significant returns as described in the Magic RROI White Paper (www.magicsoftware.com/entry/roipaper).

``We have received significant return on investment (ROI) working with Magic to deploy the bank's systems on the iSeries platform," stated Volker Hümrich, head of development for DekaBank Luxemburg S.A. ``We needed to integrate our applications with existing systems both within the bank and outside. We have found that using Magic for developing new applications is at least twice as fast as 3GL tools such as COBOL, RPG and Java. When it comes to program enhancements we experience ROI of more than three times faster than other tools."

Partners who are currently developing in Java can benefit from Magic eDeveloper's J2EE component functionality to realize rapid integration between Java and existing legacy data.

Magic eDeveloper also supports native access to DB2 on all IBM eServer systems as well as integration with legacy applications.

Software partners can also benefit from the Magic eMerchant e-business platform, which can be easily integrated with legacy systems. Magic eMerchant provides an advanced multi-tier architecture that expands e-commerce sites to include multiple stores, business units and departments, each with its own business rules and administration. In addition, its multi-level administration ensures that host corporations can keep track of site use, while giving each separate site control of its own processes and products.

Both of these products have received IBM Server Proven validation and the highest ranking by IBM technical teams for adherence to the IBM e-business framework.

Hardware Partners

Magic Software Enterprises influences millions of dollars each year in hardware sales through the implementation of applications from Magic Solution Partners and via projects implemented by the Magic Professional Services organization. By partnering with Magic Software, IBM hardware partners can benefit from a network of professionals worldwide who provide expertise within specific industries, consulting services, systems integration, solution development, and technical support for the IBM eServer platforms.

Tens of thousands of end users are running their critical business systems on applications developed with Magic technology, running on IBM systems.

``We want to make it easier and even more worthwhile for new partners to work with Magic Software, and join the growing Magic community of developers and Magic Solution Partners who realize rapid return on investment (RROI) using our products," said Menachem Hasfari, chief executive officer of Magic Software. ``This recruitment effort is based on a very attractive program which includes development and deployment licenses, training and support, and professional services mentoring. It also provides flexible financing for prospective partners."

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Systems group (Nasdaq:FORTY - news), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone 949/250-1718, fax 949/250-7404, http://www.magicsoftware.com.

Formula Systems is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

The IBM eServer brand consists of the established IBM e-business logo with the following descriptive term ``server'' following it.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

Magic Software Enterprises, Irvine
David Leichner, 949/253-9299
davidl@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By /s/ Menachem Hasfari
Menachem Hasfari
Chief Executive Officer

Date: April 4, 2002